Free Writing Prospectus filed pursuant to Rule 433

Registration Statement No. 333-266989

Supplementing the Prospectus Supplement dated August 19, 2022

(To Prospectus dated August 19, 2022)

Keurig Dr Pepper Announces Sale of up to 100 million shares of Common Stock by JAB and Repurchase of 35 million Shares by KDP

JAB to Remain Long-Term Anchor Shareholder

BURLINGTON, MA and FRISCO, TX (February 29, 2024) – Keurig Dr Pepper Inc. (NASDAQ: KDP) today announced that a subsidiary of JAB Holding Company s.a.r.l. (“JAB”) will sell an aggregate of 86,956,522 shares through a secondary offering. JAB has also granted an option to the underwriter to purchase up to an additional 13,043,478 shares for a period of 30 days following the date of this offering.

KDP has indicated its intent to repurchase an aggregate of 35 million shares in this offering (the “Repurchase”) at the per share price to be paid by the underwriter in the offering. The Repurchase is being effected under its previously announced $4 billion repurchase authorization of which approximately $1.8 billion will remain outstanding following the offering.

As part of the offering, certain directors and officers of KDP have indicated an interest to purchase KDP shares.

Following the completion of the offering, assuming full exercise of the underwriter’s option to purchase additional shares, JAB will beneficially own approximately 21% of KDP’s outstanding common stock, giving effect to the Repurchase, bringing KDP’s public float to approximately 79%.

Joachim Creus, CEO of JAB stated: “The proceeds from our sale of KDP shares allow us to maintain our leverage target in line with our financial policies, as we continue to build out our investment portfolio. KDP will continue to be one of our most important investments and we expect to continue to be a long-term anchor shareholder in KDP, at or above the 20% ownership level.”

Under the terms of the transaction, the remaining shares beneficially owned by JAB will be subject to a 180 day lock-up agreement with the underwriter.

Morgan Stanley is acting as the underwriter for the proposed secondary offering.

The offering will be made only by means of an effective registration statement and a prospectus. The Company has previously filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (including a prospectus) on Form S-3 (File No. 333-266989) and a prospectus supplement, each dated August 19, 2022, as well as a preliminary prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the accompanying prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents can be accessed through the SEC’s website at www.sec.gov or by contacting Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contact information

Investor Contacts:

Jane Gelfand

T: 888-340-5287

jane.gelfand@kdrp.com

Chethan Mallela

T: 888-340-5287

chethan.mallela@kdrp.com

Media Contact:

Katie Gilroy

T: 781-418-3345

katie.gilroy@kdrp.com

About Keurig Dr Pepper

Keurig Dr Pepper (KDP) is a leading beverage company in North America, with annual revenue of more than $14 billion and approximately 28,000 employees. KDP holds leadership positions in liquid refreshment beverages, including soft drinks, specialty coffee and tea, water, juice and juice drinks and mixers, and markets the #1 single serve coffee brewing system in the U.S. and Canada. The Company’s portfolio of more than 125 owned, licensed and partner brands is designed to satisfy virtually any consumer need, any time, and includes Keurig®, Dr Pepper®, Canada Dry®, Clamato®, CORE®, Green Mountain Coffee Roasters®, Mott’s®, Snapple®, and The Original Donut Shop®. Through its powerful sales and distribution network, KDP can deliver its portfolio of hot and cold beverages to nearly every point of purchase for consumers. The Company’s Drink Well. Do Good. corporate responsibility platform is focused on the greatest opportunities for impact in the environment, its supply chain, the health and well-being of consumers and with its people and communities.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are “forward-looking statements” within the meaning of applicable securities laws and regulations. These forward-looking statements can generally be identified by the use of words such as “outlook,” “guidance,” “anticipate,” “expect,” “believe,” “could,” “estimate,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will,” “would,” and similar words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. These statements are based on the current expectations of our management, are not predictions of actual performance, and actual results may differ materially.

Forward-looking statements are subject to a number of risks and uncertainties, including the factors disclosed in our Annual Report on Form 10-K, the prospectus supplements and subsequent filings with the SEC. We are under no obligation to update, modify or withdraw any forward-looking statements, except as required by applicable law.

2